----------------------------------
                                                          OMB APPROVAL
                                              ----------------------------------
                                                OMB Number:         3235-0145
                                                Expires:      August 31, 1999
                                                Estimated average burden
                                                hours per response......14.90
                                              ----------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13D-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 1)*

                                 Multex.Com Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    625367107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 January 1, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      / /  Rule 13d-1(b)

      / /  Rule 13d-1(c)

      /X/  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.




                               Page 1 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Multex.Com Inc.                                   CUSIP NO.:  625367107

--------------------------------------------------------------------------------

    1.      Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, L.L.C.)
            13-337-6808
--------------------------------------------------------------------------------

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)..................................................................

           (b)..................................................................
--------------------------------------------------------------------------------

    3.     SEC Use Only
--------------------------------------------------------------------------------

    4.     Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
  Number of Shares         5.     Sole Voting Power     1,991,617
  Beneficially Owned       -----------------------------------------------------
  by Each Reporting        6.     Shared Voting Power
  Person With:             -----------------------------------------------------
                           7.     Sole Dispositive Power     1,991,617
--------------------------------------------------------------------------------
                           8.     Shared Dispositive Power
--------------------------------------------------------------------------------
 9.         Aggregate Amount Beneficially Owned by Each Reporting
            Person          1,991,617
--------------------------------------------------------------------------------
 10.        Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)
--------------------------------------------------------------------------------
 11.        Percent of Class Represented by Amount in Row (9)       2.1%
--------------------------------------------------------------------------------
 12.        Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
CO
 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

 ................................................................................

--------------------------------------------------------------------------------






PRELIMINARY NOTE:



                               Page 2 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Multex.Com Inc.                                   CUSIP NO.:  625367107


This Amendment is being filed to reflect a sale of the issuers securities by the reporting person which as a result of such sale owns less than 5.1% of the issuers voting securities.

ITEM 1.

Preliminary Note: The information contained in this Schedule 13G has been amended to reflect a change in the name and Controlling Persons of the Reporting Person as well as the sale of the Issuer's securities by the Reporting Person which as a result of such sale, the Reporting Person owns less than 5% of the Issuer's voting securities.

                  (a)      NAME OF ISSUER:

                           Multex.Com Inc.

                  (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           33 Maiden Lane, 5th Floor
                           New York, New York  10038

ITEM 2.

                  (a)      NAME OF PERSON FILING:

                           J.P. Morgan Partners (SBIC), LLC

                           Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

                  (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE:

                           1221 Avenue of the Americas
                           New York, New York  10020

                  (c)      CITIZENSHIP:

                           Delaware

                  (d)      TITLE OF CLASS OF SECURITIES (OF ISSUER):

                           Common Stock

                  (e)      CUSIP NUMBER:

                           625367107

ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SS. SS. 240. 13d-1(b) OR
         240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.  OWNERSHIP

                  (a)      AMOUNT BENEFICIALLY OWNED:

                           1,991,617


                               Page 3 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Multex.Com Inc.                                   CUSIP NO.:  625367107


                  (b)      PERCENT OF CLASS:

                           2.1% (as of December 31, 2000)

                  (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                           (i)      1,991,617
                           (ii)     Not applicable.
                           (iii)    1,991,617
                           (iv)     Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following /X/.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Affiliates of the Reporting Person are parties to certain co-investment arrangements with Flatiron, an Affiliate of another Stockholder of the Issuer pursuant to which the parties thereto have agreed to develop and manage a venture capital investment program for the purpose of making private investments, primarily in the securities of early stage companies in the internet area (the "Program"). In substance, the Program is similar to a typical venture capital investment firm, with certain Flatiron entities receiving the equivalent of a standard carried interest from the J.P. Morgan entities. Upon the occurrence of certain contingencies that are outside of the control of the J.P. Morgan entities, certain J.P. Morgan entities may acquire a pecuniary interest in the investments made by the Flatiron entities. None of the J.P. Morgan entities presently has any beneficial or pecuniary interest in the shares of the Issuer held by the Flatiron entities.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10. CERTIFICATION

                  Not applicable


                               Page 4 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Multex.Com Inc.                                   CUSIP NO.:  625367107


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001

                                             J.P. MORGAN PARTNERS (SBIC), LLC


                                             By: /s/ Jeffrey C. Walker
                                             -----------------------------------
                                                 Name:    Jeffrey C. Walker
                                                 Title:   President






                               Page 5 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Multex.Com Inc.                                   CUSIP NO.:  625367107


                                  EXHIBIT 2(a)

ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement is being filed by J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, occupations and employments of each executive officer and director of JPMP (SBIC).

                  JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP
(BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.





                               Page 6 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Multex.Com Inc.                                   CUSIP NO.:  625367107


                                                                      SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC

                              EXECUTIVE OFFICERS(1)

President                                    Jeffrey C. Walker*
Executive Vice President                     Mitchell J. Blutt, M.D.*
Executive Vice President                     Arnold L. Chavkin*
Executive Vice President                     John M.B. O'Connor*
Managing Director                            John R. Baron*
Managing Director                            Christopher C. Behrens*
Managing Director                            David S. Britts*
Managing Director                            Rodney A. Ferguson*
Managing Director                            David Gilbert*
Managing Director                            Evan Graf*
Managing Director                            Eric A. Green*
Managing Director                            Michael R. Hannon*
Managing Director                            Donald J. Hofmann, Jr.*
Managing Director                            W. Brett Ingersoll*
Managing Director                            Alfredo Irigoin*
Managing Director                            Andrew Kahn*
Managing Director                            Jonathan R. Lynch*
Managing Director                            Jonathan Meggs*
Managing Director                            Thomas G. Mendell*
Managing Director                            Stephen P. Murray*
Managing Director                            Joao Neiva de Figueiredo, Ph.D.*
Managing Director                            Timothy Purcell*
Managing Director                            Thomas Quinn*
Managing Director                            Peter Reilly*
Managing Director                            Robert R. Ruggiero, Jr.*
Managing Director                            Susan L. Segal*
Managing Director                            Kelly Shackelford*
Managing Director                            Shahan D. Soghikian*
Managing Director                            Georg Stratenwerth*
Managing Director                            Lindsay Stuart*
Managing Director                            Patrick J. Sullivan*
Managing Director                            Charles R. Walker*
Managing Director                            Timothy J. Walsh*
Managing Director                            Richard D. Waters, Jr.*
Managing Director                            Damion E. Wicker, M.D.*
Managing Director                            Eric R. Wilkinson*
Senior Vice President                        Marcia Bateson*
Vice President and Treasurer                 Elisa R. Stein*
Secretary                                    Anthony J. Horan**
Assistant Secretary                          Robert C. Caroll**
Assistant Secretary                          Denise G. Connors**


----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.



                               Page 7 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Multex.Com Inc.                                   CUSIP NO.:  625367107


                                  DIRECTORS(1)

                               Jeffrey C. Walker*



--------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.




                               Page 8 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Multex.Com Inc.                                   CUSIP NO.:  625367107



                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.

                              EXECUTIVE OFFICERS(1)

Chief Executive Officer                    William B. Harris**
President                                  Jeffrey C. Walker*
Executive Vice President                   Mitchell J. Blutt, M.D.*
Executive Vice President                   Arnold L. Chavkin*
Executive Vice President                   John M.B. O'Connor*
Managing Director                          John R. Baron*
Managing Director                          Christopher C. Behrens*
Managing Director                          David S. Britts*
Managing Director                          Rodney A. Ferguson*
Managing Director                          David Gilbert*
Managing Director                          Evan Graf*
Managing Director                          Eric A. Green*
Managing Director                          Michael R. Hannon*
Managing Director                          Donald J. Hofmann, Jr.*
Managing Director                          Alfredo Irigoin*
Managing Director                          W. Brett Ingersoll*
Managing Director                          Andrew Kahn*
Managing Director                          Jonathan R. Lynch*
Managing Director                          Jonathan Meggs*
Managing Director                          Thomas G. Mendell*
Managing Director                          Stephen P. Murray*
Managing Director                          Joao Neiva de Figueiredo, Ph.D.*
Managing Director                          Timothy Purcell*
Managing Director                          Thomas Quinn*
Managing Director                          Peter Reilly*
Managing Director                          Robert R. Ruggiero, Jr.*
Managing Director                          Susan L. Segal*
Managing Director                          Shahan D. Soghikian*
Managing Director                          Georg Stratenwerth*
Managing Director                          Lindsay Stuart*
Managing Director                          Patrick J. Sullivan*
Managing Director                          Kelly Shackelford*
Managing Director                          Charles R. Walker*
Managing Director                          Timothy J. Walsh*
Managing Director                          Richard D. Waters, Jr.*
Managing Director                          Damion E. Wicker, M.D.*
Managing Director                          Eric R. Wilkinson*
Senior Vice President                      Marcia Bateson*
Vice President and Treasurer               Elisa R. Stein*
Secretary                                  Anthony J. Horan**
Assistant Secretary                        Robert C. Carroll**
Assistant Secretary                        Denise G. Connors**

----------
1 Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.




                               Page 9 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Multex.Com Inc.                                   CUSIP NO.:  625367107



                                  DIRECTORS(1)
                              William B. Harrison**
                               Jeffrey C. Walker*






(1) Each of whom is a United States citizen.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.





                               Page 10 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Multex.Com Inc.                                   CUSIP NO.:  625367107


                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                              EXECUTIVE OFFICERS(1)

Chairman of the Board                                   Douglas A. Warner, III*
President and Chief Executive Officer                   William B. Harrison Jr.*
Vice Chairman                                           Geoffrey T. Boisi*
Vice Chairman                                           David A. Coulter*
Managing Director                                       Ramon de Oliveira*
Vice Chairman                                           Walter A. Gubert*
Director of Human Resources                             John J. Farrell*
Managing Director                                       Thomas B. Ketchum*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Vice Chairman                                           Donald H. Layton*
Vice Chairman                                           James B. Lee Jr. *
General Counsel                                         William H. McDavid*
Vice Chairman                                           Marc J. Shapiro*
Managing Partner                                        Jeffrey C. Walker**


                                  DIRECTORS(1)

                                           PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                       BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Hans W. Becherer                           Chairman of the Board
                                           Chief Executive Officer
                                           Deere & Company
                                           One John Deere Place
                                           Moline, IL 61265
--------------------------------------------------------------------------------
Riley P. Bechtel                           Chairman and Chief Executive Officer
                                           Bechtel Group, Inc.
                                           P.O. Box 193965
                                           San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.                      President and Chief Executive Officer
                                           The Hearst Corporation
                                           959 Eighth Avenue
                                           New York, New York 10019
--------------------------------------------------------------------------------

----------
(1) Each of whom is a United States citizen.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.


                               Page 11 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Multex.Com Inc.                                   CUSIP NO.:  625367107


                                           PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                       BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Lawrence A. Bossidy                        Chairman of the Board
                                           Honeywell International
                                           P.O. Box 3000
                                           Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
M. Anthony Burns                           Chairman of the Board and
                                           Chief Executive Officer
                                           Ryder System, Inc.
                                           3600 N.W. 82nd Avenue
                                           Miami, Florida 33166
--------------------------------------------------------------------------------
H. Laurence Fuller                         Co-Chairman
                                           BP Amoco p.l.c.
                                           1111 Warrenville Road, Suite 25
                                           Chicago, Illinois 60563
--------------------------------------------------------------------------------
Ellen V. Furter                            President
                                           American Museum of Natural History
                                           Central Park West at 79th Street
                                           New York, NY 10024
--------------------------------------------------------------------------------
William H. Gray, III                       President and Chief Executive Officer
                                           The College Fund/UNCF
                                           9860 Willow Oaks Corporate Drive
                                           P.O. Box 10444
                                           Fairfax, Virginia 22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.                   President and Chief Executive Officer
                                           The Chase Manhattan Corporation
                                           270 Park Avenue, 8th Floor
                                           New York, New York  10017-2070
--------------------------------------------------------------------------------
Helene L. Kaplan                           Of Counsel
                                           Skadden, Arps, Slate, Meagher &
                                             Flom LLP
                                           919 Third Avenue - Room 29-72
                                           New York, New York 10022
--------------------------------------------------------------------------------
Lee R. Raymond                             Chairman of the Board and
                                             Chief Executive Officer
                                           Exxon Mobil Corporation
                                           5959 Las Colinas Boulevard
                                           Irving,TX 75039-2298
--------------------------------------------------------------------------------
John R. Stafford                           Chairman, President and
                                             Chief Executive Officer
                                           American Home Products Corporation
                                           5 Giralda Farms
                                           Madison, New Jersey 07940
--------------------------------------------------------------------------------
Lloyd D. Ward                              Former Chairman of Board and
                                             Chief Executive Officer of Maytag
                                           13338 Lakeshore Drive
                                           Clive, Iowa 50325
--------------------------------------------------------------------------------
Douglas A. Warner III                      Chairman of the Board
                                           J.P. Morgan Chase & Co.
                                           270 Park Avenue
                                           New York, New York 10017
--------------------------------------------------------------------------------
Marina v.N. Whitman                        Professor of Business Administration
                                             and Public Policy
                                           The University of Michigan
                                           School of Public Policy
                                           411 Lorch Hall, 611 Tappan Street
                                           Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------





                               Page 12 of 12 pages